UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended       December 31, 1999
                         -------------------------------------------------------

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                              EXCHANGE ACT OF 1934
      For the transition period from _______________ to __________________



                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN
                    ----------------------------------------
                            (Exact name of the plan)


                            Digital Biometrics, Inc.
                            ------------------------
                                (Name of issuer.)


    5600 Rowland Road, Minnetonka, Minnesota                       55343
--------------------------------------------------------------------------------
    (Address of principal executive offices)                     (Zip Code)

                                    UNAUDITED
                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN

                     YEARS ENDED DECEMBER 31, 1999, AND 1998



                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Financial Statements
--------------------

Statements of Net Assets Available for Plan Benefits                           3

Statements of Changes in Net Assets Available for Plan                         4

Notes to Financial Statements                                                  5

Supplemental Schedules
----------------------

Schedule of Assets Held for Investment Purposes, December 31, 1999            10

Schedule of Reportable 5% Transactions for the Year ended
      December 31, 1999                                                       11

                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                December 31,
                                                         -------------------------
ASSETS                                                      1999           1998
                                                         ----------     ----------
Investment in Digital Biometrics, Inc. common stock      $  802,167     $  198,429

Other investments at market value                         1,697,314      1,134,976

Loans to participants                                        96,413         54,331

Employee contributions receivable                               404         13,118

Employer match receivable                                   152,367        118,453

Other receivables                                               850            850

                                                         ----------     ----------
Net assets available for plan benefits                   $2,749,515     $1,520,157
                                                         ==========     ==========

See accompanying notes.

                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                   1999           1998
                                                                ----------     ----------
Additions to net assets:
    Investment income:
       Net appreciation in fair value of assets                 $  697,492     $  127,851
       Interest and dividends                                      129,649         47,484
       Loan interest income                                          6,620          6,479
                                                                ----------     ----------
                                                                   833,761        181,814
                                                                ----------     ----------

    Contributions:
       Employer                                                    154,774        120,860
       Participants                                                537,228        335,342
                                                                ----------     ----------
                                                                   692,002        456,202
                                                                ----------     ----------

Total additions                                                  1,525,763        638,016

Deductions from net assets:
    Benefits paid to participants                                  296,003        314,718
    Administrative expenses                                            402            454
                                                                ----------     ----------

Net increase in net assets available for plan benefits           1,229,358        322,844

Net assets available for plan benefits at beginning of year      1,520,157      1,197,313

                                                                ----------     ----------
Net assets available for plan benefits at end of year           $2,749,515     $1,520,157
                                                                ==========     ==========

See accompanying notes.

                    Digital Biometrics, Inc. Retirement Plan
                          Notes to Financial Statements
                                December 31, 1999

1. DESCRIPTION OF PLAN

The following brief description of the Digital Biometrics, Inc. Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan Document for more complete information. Copies of the Plan Document are available from the Human Resources Benefits Office.

GENERAL

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of Digital Biometrics, Inc. ("Employer" or "Company"). The Employer may make matching contributions equal to a discretionary percentage, to be determined by the Employer, of the participant's salary reductions. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment options. Plan participants have nine investment options in which they may choose to have their funds invested. Employees of the Company or its wholly owned subsidiary may elect to participate in the Plan upon becoming eligible, which is on the first day of the month following one entire month from their hire date. Employees may also be permitted to deposit distributions from other qualified plans into the Plan at the discretion of the Plan administrator.

The Employer pays most of the Plan's administrative expenses. These expenses include, but are not limited to, legal, accounting and recordkeeping fees. Loan fees are paid by participants.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each participant can contribute from 1% to 20% of his or her compensation, in whole percentages, on a pre-tax basis to the Plan up to an annual maximum determined by the Internal Revenue Code, by means of regular payroll deductions. Participants may change their contribution percentages on a monthly basis. In addition, participants may cease making contributions at any time. During 1999 and 1998, the Company matched participant pre-tax contributions on a 50 percent basis up to 5 percent of compensation, as defined by the Plan Agreement. Matching contributions made by the Company are paid in common stock of Digital Biometrics, Inc. and are immediately available for transfer to the other fund options of the Plan subject to the Company's insider trading policy limitations.

VESTING

Participants are immediately vested in their pre-tax contributions and Employer matching contributions plus actual earnings thereon.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the employer's contributions and an allocation of Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants can choose to invest their contributions in Digital Biometrics, Inc. common stock, Great Hall Money Market Fund and various mutual funds including Oppenheimer Main Street Growth & Income Fund, Oppenheimer Global Fund, Oppenheimer Quest Opportunity Value Fund, Fidelity Advisor Growth Opportunities Fund, Seligman Communications & Information Fund, MFS Emerging Growth Fund and Alliance Bond Fund. Participants can allocate their investment among Digital Biometrics, Inc. common stock, subject to the Company's insider trading policy, or any of the funds at their discretion. Investment options are selected by the trustees of the Plan and may be changed at any time.

PARTICIPANT LOANS

The Plan also includes, among other things, a loan feature (see Note 7). Under specified guidelines, a participant may request the Trustee to disburse a portion of the participant's fund balance as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant's account balance. Loans are made at the prime rate of interest at the time of loan approval.

HARDSHIP DISTRIBUTIONS

The Plan allows for hardship distributions as permitted by the Internal Revenue Code.

PAYMENT OF BENEFITS

Upon termination of service, a participant may generally elect to receive the value of his or her account in a lump-sum amount or they may leave their funds in the Plan. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

PLAN TERMINATION

The Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Plan's financial statements are prepared on the accrual basis of accounting. Participant benefit payments are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

VALUATION OF INVESTMENTS

Investments are reported at fair value, using quoted market prices at December 31, 1999 and 1998. Participant loans are reported at amounts owed by the participants.

The Company's common stock is traded on The Nasdaq National Market. The Plan's investment in the Company's common stock is stated at quoted market value. At December 31, 1999 and 1998, the quoted market value of the Company's common stock was $3.375 and $1.375 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


3. INVESTMENTS

The Plan's investments are invested in Digital Biometrics, Inc. common stock, one money market fund and seven mutual funds. The Plan is administered by the Company, which also acts as trustee for the Plan. Tax sheltered Compensation, Inc. provides third-party administration services, including recordkeeping and Dain Rauscher Investment Services provides brokerage services for the Plan.

The following table presents the Plan's investments at fair market value:

                                                            December 31
                                                   --------------------------
                                                      1999            1998
                                                   ----------      ----------

    Digital Biometrics, Inc. common stock          $  956,750 *    $  322,829 *
    Oppenheimer Main Street Growth & Income Fund      346,888 *       270,600 *
    Oppenheimer Global Fund                           258,867 *       140,769 *
    Oppenheimer Quest Opportunity Value Fund           41,731          30,719
    Fidelity Advisor Growth Opportunities Fund        307,618 *       264,520 *
    Seligman Communications & Information Fund        297,500 *       166,636 *
    MFS Emerging Growth Fund                          259,347 *       146,814 *
    Alliance Bond Fund                                140,837 *        95,926 *
    Great Hall Money Market Fund                       43,564          27,013
    Loan Account                                       96,413          54,331
                                                   ----------      ----------
                                                   $2,749,515      $1,520,157
                                                   ==========      ==========

    * Represents 5% or more of the fair value of net assets available for benefits.


Investment interest and dividend income was $129,649 for 1999 and $47,484 for 1998.


4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During the years ended December 31, 1999 and 1998, the Plan's investments (including investments bought, sold, as well as held during the period) appreciated in value by $697,492 and $127,851, respectively, as follows:

                                                      1999            1998
                                                   ----------      ----------

Digital Biometrics, Inc. common stock              $  469,070      $  (27,996)
Mutual funds                                          228,422         155,847
                                                   ----------      ----------
                                                   $  697,492      $  127,851
                                                   ==========      ==========


5. INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated May 8, 1996 stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualified status. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

6. PLAN AMENDMENTS

Under the terms and conditions of the Plan, the Company is authorized to amend the Plan. Since the adoption of the Plan, the Company has periodically amended the Plan to comply with the requirements of the Internal Revenue code as well as to implement certain design changes.

No amendments were made to the Plan during 1999. The Plan was amended in 1998 to include employees of affiliated employers.

7. LOANS TO PARTICIPANTS

The Plan has a loan feature available to all Plan participants. All loans are treated as directed investments. Loans are made from the participant's account, reducing the investment balance and creating a receivable in the Loan Account. Loans are secured by the participant's vested account balance. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50 percent of the participant's account value or a maximum of $50,000 to comply with the Department of Labor's regulations on loans to participants. Loans bear a rate of interest equal to the prime rate and are repaid over a period not to exceed five years unless used to purchase the participant's primary residence, in which case the loan must be repaid over a reasonable period.

                    Digital Biometrics, Inc. Retirement Plan

                            EIN: 41-1545069 Plan: 001

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                                 Description of Investment, Including
    Identity of Issue, Borrower, Lessor         Maturity Date, Rate of Interest, Par or        Fair
           or Similar Party                                 Maturity Value                 Market Value
--------------------------------------------    ---------------------------------------    ------------
Digital Biometrics, Inc. common stock(1)        237,679 Shares                              $  956,750
Oppenheimer Main Street Growth & Income Fund    8,259 Mutual Fund Shares                       346,888
Oppenheimer Global Fund                         4,126 Mutual Fund Shares                       258,867
Oppenheimer Quest Opportunity Value Fund        1,211 Mutual Fund Shares                        41,731
Fidelity Advisor Growth Opportunities Fund      6,586 Mutual Fund Shares                       307,618
Seligman Communications & Information Fund      6,281 Mutual Fund Shares                       297,500
MFS Emerging Growth Fund                        3,892 Mutual Fund Shares                       259,347
Alliance Bond Fund                              11,394 Mutual Fund Shares                      140,837
Great Hall Money Market Fund                    Money Market Fund                               43,564
Participant Loans(1)                            Interest rates between 8.75% and 9.50%          96,413
                                                                                            ----------
                                                                                            $2,749,515
                                                                                            ==========

(1) Party-in-interest to the Plan.

                    Digital Biometrics, Inc. Retirement Plan

                                    Item 27d
                     Schedule of Reportable 5% Transactions

                          Year Ended December 31, 1999


                                                                                                        Current
                                                                 Purchase    Selling      Cost of       Value of     Net Gain
Identity of Party Involved        Description of Asset             Price      Price        Asset         Asset       or (Loss)
------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of
                 Plan assets

Purchases
---------
Digital Biometrics, Inc.     Common stock - 36 transactions      $ 77,948         --      $ 77,948      $ 77,948      $    --

Fidelity Advisor
Growth Opportunities Fund    Mutual fund - 42 transactions        151,324         --       151,324       151,324           --

MFS Emerging Growth Fund     Mutual fund - 34 transactions         82,538         --        82,538        82,538           --

Oppenheimer Global Fund      Mutual fund - 48 transactions         80,297         --        80,297        80,297           --

Oppenheimer Main Street
Growth & Income Fund         Mutual fund - 46 transactions        144,340         --       144,340       144,340           --

Sales
-----
Fidelity Advisor Growth
Opportunities Fund           Mutual fund - 45 transactions       $     --    $88,364      $ 56,362      $ 88,364      $32,002

Oppenheimer Main Street
Growth & Income Fund         Mutual fund - 55 transactions             --     81,015        53,788        81,015       27,227



There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Digital Biometrics, Inc. Retirement Plan

Date:    July 12, 2000

                                       By: /s/ John J. Metil
                                       ------------------------
                                       John J. Metil
                                       Executive Vice President, Chief Operating
                                       Officer and Chief Financial Officer
                                       Digital Biometrics, Inc.